FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Medicure Inc.
4 - 1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

Item 2 Date of Material Change

May 9, 2006

Item 3 News Release

A press release with respect to the material change described herein was issued via CCNMatthews and filed on SEDAR May 9, 2006. A copy of the press release is attached hereto as Schedule “A”.

Item 4 Summary of Material Change

On May 9, 2006, Medicure Inc. (TSX:MPH)(AMEX:MCU), a cardiovascular drug discovery and development company, announced that it has closed its previously announced private placement raising total gross proceeds of US$25.6 million. Medicure issued 16 million common shares at a price of US$1.60, together with warrants, to purchase 4 million additional common shares. The warrants have a five year term and an exercise price of US$2.10.

The securities offered were not registered under the Securities Act but were sold to institutional accredited investors on a private-placement basis pursuant to the exemption from registration contained in Regulation D under the Securities Act. Medicure Inc. has agreed to qualify the resale of the common shares issued under the private placement by filing a prospectus in certain provinces of Canada and to register such securities under the Securities Act of 1933, as amended (the "Securities Act").

Item 5 Full Description of Material Change

On May 9, 2006, Medicure Inc. (TSX:MPH)(AMEX:MCU), a cardiovascular drug discovery and development company, announced that it has closed its previously announced private placement raising total gross proceeds of US$25.6 million. Medicure issued 16 million common shares at a price of US$1.60, together with warrants, to purchase 4 million additional common shares. The warrants have a five year term and an exercise price of US$2.10.

Proceeds of the private placement will be used to help fund the ongoing development of Medicure's lead clinical products, MC-1 and MC-4232 as well as for general corporate purposes.

Deutsche Bank Securities Inc. acted as the lead placement agent and Needham & Company, LLC, GMP Securities L.P. and Versant Partners Inc. served as co-placement agents for the transaction.

The securities offered were not registered under the Securities Act but were sold to institutional accredited investors on a private-placement basis pursuant to the exemption from registration contained in Regulation D under the Securities Act. Medicure Inc. has agreed to qualify the resale of the common shares issued under the private placement by filing a prospectus in certain provinces of Canada and to register such securities under the Securities Act of 1933, as amended (the "Securities Act").

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information contact Derek Reimer, Chief Financial Officer of Medicure Inc. at the above-mentioned address or by telephone at (204) 487-7412.

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba, this 11th day of May, 2006.

MEDICURE INC.

/s/ Derek Reimer
By:	Derek Reimer
Chief Financial Officer

Schedule A

MAY 9, 2006 - 17:58 ET

Medicure Completes US$25.6 Million Private Placement

WINNIPEG, MANITOBA--(CCNMatthews - May 9, 2006) - Medicure Inc. (TSX:MPH)(AMEX:MCU), a cardiovascular drug discovery and development company, today announced that it has closed its previously announced private placement raising total gross proceeds of US$25.6 million. Medicure will issue 16 million common shares at a price of US$1.60, together with warrants, to purchase 4 million additional common shares. The warrants have a five year term and an exercise price of US$2.10.

Proceeds of the private placement will be used to help fund the ongoing development of Medicure's lead clinical products, MC-1 and MC-4232 as well as for general corporate purposes.

Deutsche Bank Securities Inc. acted as the lead placement agent and Needham & Company, LLC, GMP Securities L.P. and Versant Partners Inc. served as co-placement agents for the transaction.

The securities offered were not registered under the Securities Act but were sold to institutional accredited investors on a private-placement basis pursuant to the exemption from registration contained in Regulation D under the Securities Act. Medicure Inc. has agreed to qualify the resale of the common shares issued under the private placement by filing a prospectus in certain provinces of Canada and to register such securities under the Securities Act of 1933, as amended (the "Securities Act").

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in late stage clinical development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT INFORMATION

Medicure Inc.
Derek Reimer
Chief Financial Officer
(888) 435-2220
(204) 488-9823 (FAX)

or

Medicure Inc.
Hogan Mullally
Manager of Investor & Public Relations
(888) 435-2220
(204) 488-9823 (FAX)
info@medicure.com
www.medicure.com